Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
January 6, 2011
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attention:	Jeffery Riedler, Assistant Director John L. Krug, Senior Counsel Suzanne Hayes, Branch Chief

Re:	Athersys, Inc. Form 10-K Filed March 11, 2010 File No. 001-33876
Ladies and Gentlemen:
Athersys, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K
Regenerative Medicine Programs, page 4
1.	Comment: On page 5, you refer to Lonza Walkersville, Inc. as your manufacturing partner in connection with the MultiStem candidate. This arrangement appears to be material. Similarly, you disclose on page 23 that you are dependent on third parties to manufacture your pharmaceutical product candidates and your MultiStem candidate. Please file copies of these agreements as exhibits. In addition, please provide proposed revised disclosure for inclusion in future filings that expands your discussion to describe the material terms of each of these agreements, including, but not limited to, any payment provisions, exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission
January 6, 2011

Response: The Company respectfully informs the Staff that it does not believe that such agreements are required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are agreements that the Company enters into in the ordinary course and upon which the Company’s business is not substantially dependent.
The agreement with Lonza Walkersville, Inc. (the “Lonza Agreement”) provides for the establishment of a Master Cell Bank from which the Company produces clinical material related to MultiStem for use in clinical trials. Essentially, to produce MultiStem, a donated stem cell sample is grown and multiplied in media, creating a stock of material which is harvested and frozen, and subsequently used in production runs where the stem cells are further expanded in media, harvested, frozen in sterile containers and shipped to clinical sites or a central processing facility. Although the Company currently only produces its MultiStem clinical material at Lonza, the Company believes that it would be able to produce such material using an alternate manufacturer without a material effect on the Company’s operations. The Company has already taken steps to establish relationships with other potential contract manufacturers and believes that as stem cell development continues to advance, even more contract manufacturers will be available. In addition, because the Company acquires large batches of these materials at a time with many months between orders, sufficient time would be available for the Company to familiarize another supplier with the Company’s requirements for these clinical materials. Further, the Company may in the future produce its clinical material via its own manufacturing facility.
With respect to the other third-party manufacturers mentioned on p. 23 of the Form 10-K, the Company respectfully advises the Staff that it believes there are several third-party manufacturers and suppliers that the Company may utilize in producing its pharmaceutical candidates. Currently, the Company utilizes third-party suppliers in connection with its pharmaceutical product candidates on a minimal basis. Should any of such suppliers be unavailable to the Company, the Company believes it would be able to utilize another manufacturer or supplier without significant delay or additional material costs. The Company acknowledges the Staff’s comment and advises the Staff that upon further consideration, the Company believes that it does not substantially rely on any one third party for its pharmaceutical product candidates and, in future filings, will either revise or delete, as applicable, the risk factor entitled “We may rely on third parties to manufacture our pharmaceutical product candidates and our MultiStem product candidate. There can be no guarantee that we can obtain sufficient and acceptable quantities of our pharmaceutical product candidates or of our MultiStem product candidate on acceptable terms, which may delay or impair our ability to develop, test and market such products.”
Accordingly, the Company does not believe that either the Lonza Agreement or the additional agreements referred to on page 23 of the Form 10-K are material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because it is not substantially dependent on such agreements.

Securities and Exchange Commission
January 6, 2011

Collaborations and Partnerships, page 11
2.	Comment: Please provide proposed revised disclosure for inclusion in future filings that expands the discussion concerning:
•	the Pfizer agreement to disclose when the last royalty term will expire and the range of tiered royalty rates within a range of ten percent, i.e. single digits, mid-teens, twenties, etc.;
•	the Angiotech agreement to disclose the expiration date of the last to expire patent licensed to Angiotech and to quantify the amounts you have received to date from your agreement with Angiotech; and
•	the Bristol-Myers Squibb agreement to disclose the number of cell lines you have provided Bristol-Myers, the range of royalties you will receive on the sale of approved products, and to quantify the aggregate amount of license fees and milestone payments you have received pursuant to the agreement.
Response: The agreement by and among the Company, ABT Holding Company and Pfizer, Inc., dated as of December 18, 2009 (the “Pfizer Agreement”), is subject to a Confidential Treatment Order that was issued by the Commission on March 22, 2010 and expires on December 19, 2019. The duration of each royalty term is calculated, in part, by a formula that includes matter subject to the Confidential Treatment Order. In addition, the determination of when the last royalty term under the Pfizer Agreement will expire is calculated by reference to events that have not yet occurred, such as the date or dates that the licensed products covered under the Pfizer Agreement are shipped in commercial quantities for commercial sale or receive regulatory approval. As a result, the Company is unable to disclose when the last royalty term will expire under the Pfizer Agreement. The Confidential Treatment Order also grants confidential treatment to the royalty rates payable under the Pfizer Agreement to the Company. To the extent that any royalty payments received under the Pfizer Agreement are material, the Company will disclose them in future filings.
In future filings, the Company will disclose the additional information referenced in comment 2 regarding the Angiotech agreement. We respectfully advise the Staff that, in the Form 10-K and in the Company’s Quarterly Reports on Form 10-Q in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company discloses the amount paid by Angiotech to the Company for its cost-sharing reimbursements for the period presented. The following is an example of the type of additional disclosure the Company would expect to include in future filings.
Currently, the expiration date of the last-to-expire issued patent licensed to Angiotech is August 4, 2020. Additional patent applications that are under active prosecution are also part of the collaboration, and the Company continues to develop intellectual property and prosecute filed patent applications that, once issued, may be licensed to Angiotech under the collaboration, which would likely extend patent coverage. To date, other than the initial investment of $10.0 million in the Company by Angiotech in 2006, the Company has not received any additional payments from Angiotech as equity investments or milestone payments.

Securities and Exchange Commission
January 6, 2011

In future filings, the Company will disclose the additional information referenced in comment 2 regarding the number of cell lines provided and license fees and milestone payments received under the Bristol-Myers Squibb agreement. We respectfully advise the Staff that the agreements by and between the Company and Bristol-Myers Squibb Company, dated as of December 8, 2000, July 1, 2002 and January 1, 2006 (the “BMS Agreements”), are subject to a Confidential Treatment Order that was issued by the Commission on October 16, 2007 and expires on June 14, 2012. The Confidential Treatment Order grants confidential treatment to the range of royalties that the Company will receive on the sale of approved products under the BMS Agreements. To the extent that any royalty payments received under the BMS Agreements are material, the Company will disclose them in future filings. The following is an example of the type of additional disclosure the Company would expect to include in future filings.
Since the beginning of the collaboration, we have provided 27 cell lines to Bristol-Myers Squibb under the collaboration. Additionally, as of December 31, 2010, we have received an aggregate amount of $1.7 million in milestone payments and $8.0 million in license fees from Bristol-Myers Squibb under the collaboration.
Intellectual Property, page 14
3.	Comment: We note your reference to fourteen patents in your discussion of your patent estate for stem cells and related technology and your portfolio related to key functional genomics technologies and product candidates. It is unclear as to whether you have fourteen distinct patents for each of the respective areas of product development or fourteen patents in total.
Response: At the time of the filing of the Form 10-K, the Company had 14 patents related to its stem cell technology and 14 patents related to its RAGE technology. In future filings, the Company will revise its disclosure to clarify the number of patents in each area.
4.	Comment: Please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the jurisdiction(s) in which the patents were granted.
Response: In future filings, the Company will expand its discussion of its patents to identify the jurisdictions in which the patents were granted. The following is an example of the type of additional disclosure that the Company would expect to include in future filings.

Securities and Exchange Commission
January 6, 2011

We currently have four U.S. patents and ten international patents and more than 120 patent applications related to our stem cell technologies.
5.	Comment: The discussion pertaining to non-embryonic stem cells and related technology indicates the granted patents could provide coverage for your cell compositions, methods of use, manufacturing processes, and product candidates through as late as 2018. To the extent the fourteen patents referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology that the patents relate to, disclose when the latest to expire patent for each product or technology is scheduled to expire and disclose the jurisdictions in which the product or technology is patented.
Response: In future filings, the Company will disclose the additional information referenced in comment 5. The following is an example of the type of additional disclosure that the Company would expect to include in future filings.
Of the 14 patents related to our stem cell technologies, two U.S. patents and five non-U.S. patents apply to MAPC-based and related products. Currently, these patents provide coverage through as late as 2020. Additional patent applications are pending that, if issued, could extend beyond this date. Furthermore, in certain jurisdictions (such as the United States) a patent term may be extended to reflect the length of time a product is under regulatory review, and/or an extended period of market exclusivity may apply for certain products (e.g. exclusivity periods for orphan drug designation or biologics).
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In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 6, 2011

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-426-3565.

Sincerely, /s/ Gil Van Bokkelen Gil Van Bokkelen Chief Executive Officer